Filed pursuant to Rule 497(a)
File No. 333-257157
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FOR IMMEDIATE RELEASE

Fundrise Leads Inspectify's Strategic Round

The investment from Fundrise's Innovation Fund brings $4M and 2M potential customers.

WASHINGTON, D.C., July 24, 2023 — Fundrise, America's largest direct-to-consumer alternative asset manager, announced leading a $5.76 million investment round in Inspectify, a vertically integrated property inspection platform and leading solution provider for nationwide inspection and property data services. Inspectify combines America's largest network of licensed home inspectors with the most advanced inspection software on the market to enable scale and efficiency for its clients. Current clients include institutional and retail real estate investors, property managers, lenders, insurance carriers and real estate brokerages nationwide.

Fundrise's Innovation Fund, which led Inspectify's strategic round, is a publicly registered tech fund that opens up access for millions of individual investors to private tech companies previously only available to institutional investors. The Fundrise platform brings Inspectify 2 million potential customers from Fundrise's user base, as well as over 20,000 residential units owned by the platform. Fundrise joins an already prominent group of investors of Inspectify including Nine Four Ventures, Munich Re Ventures, Foundation Capital and DivcoWest Ventures.

"With our decades of experience in real estate and technology, we have a deep understanding of who is truly innovating on the biggest opportunities in PropTech," said Ben Miller, CEO of Fundrise. "Inspectify has proven its ability to build cutting-edge products for the real estate industry and has a much bigger market opportunity than we possibly imagined before getting a look behind the curtain."

Inspectify was founded in 2019 by Josh Jensen and Denis Bellavance, who met at Bellavance's previous company. Jensen went on to work for Flyhomes, where he led operations including overseeing the company's inspection needs for their homebuyers and capital market partners. It was between that and acting as a real estate investor for over 15 years, that he felt first hand the inefficiency of the inspection process, but more importantly the unharnessed potential of the data being captured from the process. Bellavance has built deep technical experience in PropTech through leading engineering teams for Zillow and Loftium and also manages his own real estate investments like Jensen.

"We have had the opportunity to work with Fundrise for almost two years as customers and over that time have worked together to continue to refine and improve our inspection offering through our relationship. We are extremely excited to bring them on as an investor to further strengthen this relationship, but also drive significantly more business both from their extensive network in the real estate industry as well as the thousands of individual investors Fundrise brings to the table as potential customers of the Inspectify network," said Josh Jensen, CEO of Inspectify. "With the additional funding, we will further enhance our platform and expand our services, paving the way for transformative change in the real estate industry and enable our vision of providing the API for the home."

About Fundrise

With more than 2 million users, Fundrise is the largest direct-to-investor alternative asset manager in the country. For 10+ years, our mission has been to use technology to build a better financial system for the individual. We build software that enables us to develop and deliver investments designed to give our clients a performance edge in any economic environment. Our $3+ billion in assets under management include investment vehicles focused on real estate private equity, private credit, and growth equity. You can learn more about Fundrise at Fundrise.com.

About Inspectify

Inspectify is the only vertically-integrated platform that leverages proprietary technology and a nationwide network of inspectors to deliver a unique, streamlined experience. The platform enables reliable and consistent data capture that is easy to understand, including property condition, appliance data and life expectancy, repair cost estimates, and rehab scopes. Inspectify's ability to customize and integrate robust data sets provides more comprehensive and better-utilized insights into every home.

Filed pursuant to Rule 497(a)
File No. 333-257157
Rule 482 ad

Investor Update

Investment in ServiceTitan, revolutionizing the contractor trades with software

Fundrise Innovation Fund is opportunistically investing in a market leading vertical software business at a compelling valuation.


ServiceTitan®

The Innovation Fund recently closed an investment in ServiceTitan, a leading software provider for trades-focused businesses. Companies in HVAC, plumbing, electrical, and other residential and commercial trades rely on ServiceTitan as their software operating system to execute more efficiently and grow their businesses. ServiceTitan's comprehensive technology platform addresses the key processes of running a contractor business, across both customer-facing interactions like marketing, customer relationship management (CRM), quoting, payments, and invoicing, as well as internal processes like scheduling, dispatching, project tracking, inventory, and reporting. ServiceTitan replaces manual, pen and paper processes with an integrated software platform that alleviates administrative burdens and allows operators to focus on delivering for their customers.

ServiceTitan powers more than 10,000 trade businesses with more than 100,000 technicians in the field that collectively generate more than $20 billion in annual revenue.

The backstory

ServiceTitan was founded by two software engineers, Ara Mahdessian and Vahe Kuzoya, each from families that ran home service contractors in plumbing and building. Their firsthand understanding of both the problems home services businesses encountered and the power of software to automate processes led to the creation of ServiceTitan. They initially built a tool to help automate parts of their fathers' businesses as a summer project but quickly found very strong demand among similar businesses. ServiceTitan now supports more than 10,000 trade businesses. If you've had a home repair in the past few years and had a positive, tech-forward experience, there's a good chance ServiceTitan powered the company you picked.

If you've looked for a contractor for a personal home repair or, in Fundrise's case, a property in an investment portfolio, you appreciate that timing is critical. Getting an AC unit fixed in the summer in the sunbelt isn't something you want to drag out. If you reach out to three contractors about a broken AC, whoever is able to quickly ingest your request and dispatch a specialist today will likely win the job. They'll beat out the slower contractor, delayed by disorganized dispatching, and certainly over one who, lacking a proper CRM system, fails to follow up due to a misplaced sticky note.

The company continues to invest in their product by deepening their existing end markets with new features and integrations as well as supporting new market verticals like landscaping, water treatment, and roofing among others. ServiceTitan is able to leverage their status as their customers' most critical piece of software to add additional, complementary product features. With a deep understanding of their end market, ServiceTitan has expanded from their core product offering to address more customer pain points and grow their revenue among existing customers. ServiceTitan has a massive growth opportunity ahead of it, with the potential for further expansion by continuing to take further market share from existing verticals, expanding their product suite to grow with existing customers, adding additional adjacent trade verticals, and expanding internationally. While ServiceTitan is a very established business with public company scale, they are still early in what we think will be a long-term, durable growth journey.

Opportunistic investment timing

ServiceTitan is backed by some of the best technology investors including Sequoia, Bessemer, TPG, Dragoneer, ICONIQ, Index, Battery Ventures, and others. It's worth briefly touching on how we were able to access a preeminent business and join the cap table among such a strong list of investors. We acquired common shares from an existing investor who participated in prior funding rounds. We bought the shares at a meaningful discount to the last round price despite the fact that the company continues to grow and execute well. While we can never be sure of the sellers motivations, we suspect it's a combination of a more sober valuation environment, fundraising pressure, and a desire to show distributions to LPs despite the anemic exit environment. Whatever the deciding factors were, **the net result is that we were able to invest in a great business at a good price because a VC investor, not the company, was a motivated seller**.

The factors motivating the seller are likely to persist, and, moving forward, we hope to pursue additional opportunities to access great companies at attractive valuations when they arise. As we outlined in our Q2 investor letter, we don't anticipate a brisk reversal in macro headwinds but we'll look to capitalize as these headwinds create opportunities from motivated sellers. With a long-term mindset, we are actively pursuing opportunities to invest in the best private businesses through strategic secondary investments.

We launched the Innovation Fund to provide our investors access to the best private companies, an asset class that is otherwise inaccessible to the individual investor. ServiceTitan represents exactly the kind of company that we set out to invest in - a category-defining technology business with strong fundamentals and a long runway of growth ahead of it. Changes in the private markets have pushed companies to stay private for longer, preventing individual investors from participating in the growth of the most disruptive companies. Together, we're changing that.